Exhibit 99.1
          Schedule II — Valuation and Qualifying Accounts
VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR UNCOLLECTIBLES
(Dollars in millions)

	Balance at		Deductions	Balance at
	beginning		(Write-offs	end of
	of period	Additions	and Recoveries)	period
December 31, 2008	$13	$13	$7	$19
December 31, 2007	$8	$7	$2	$13
December 31, 2006	$7	$3	$2	$8